

October 28, 2010

Mr. Cary L. Chilin
Chairman, President and Chief Executive Officer
UNICO American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364

Re: UNICO American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Chilin:

We have reviewed your August 9, 2010 response to our July 19, 2010 letter and have the following comments.

Please respond to these comments within 10 business days by amending your Form 10-K for the year ended December 31, 2009 or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have further comments after reviewing your amended filing and response to our comments.

General

1. We have reviewed your responses to prior comments one and five. Please file an amended Form 10-K with the revised Item 11 disclosure and a copy of your Money Purchase Plan as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance, page 38

2. Please refer to prior comment three. As previously requested, please revise your filing to describe and quantify the factors underlying changes in ceded reinsurance on your results of operations for each period presented, particularly the factors underlying changes in total ceded losses and loss adjustment expenses incurred (i.e. ($324,121) in 2009, ($1,341,464) in 2008, and $8,193,487 in 2007).

3. Please refer to prior comment four. Please revise your filing to disclose the information provided in the response to prior comment five in your May 17, 2010 letter.

Please contact Frank Wyman, Staff Accountant at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any other matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant